EXHIBIT Q

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s Annual Report for 2010 on Form 18-K filed with the SEC on September 30, 2011, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

SELECTED BRAZILIAN ECONOMIC INDICATORS

	2007		2008		2009		2010		2011
The Economy
Gross Domestic Product:
(in billions of constant 2010 Brazilian reais)	R$	3,577.7	R$	3,762.7	R$	3,750.3	R$	4,032.8	R$	4,143.0
(GDP at current prices in U.S.$ billions)(1)	U.S.$	1,366.5	U.S.$	1,650.9	U.S.$	1,625.6	U.S.$	2,143.9	R$	2,475.1
Real GDP Growth (decline)(2)		6.1%		5.2%		(0.3)%		7.5%		2.7%
Population (millions)		187.6		189.6		191.5		193.3		194.9
GDP Per Capita(3)	U.S.$	7,282.73	U.S.$	8,706.68	U.S.$	8,489.82	U.S.$	11,093.88	U.S.$	12,696.10
Unemployment Rate(4)		7.4%		6.8%		6.8%		5.3%		4.7%
IPCA (rate of change)(5)		4.5%		5.9%		4.3%		5.9%		6.5%
IGP-DI (rate of change)(6)		7.9%		9.1%		(1.4)%		11.3%		5.0%
Nominal Devaluation Rate(7)		(17.2)%		31.9%		(25.5)%		(4.3)%		12.6%
Domestic Real Interest Rate(8)		7.10%		6.20%		5.38%		3.66%		4.8%
Balance of Payments (in U.S.$ billions)
Exports		160.6		197.9		153.0		201.9		256.0
Imports		(120.6)		(173.1)		(127.7)		(181.8)		(226.2)
Current Account		1.6		(28.2)		(24.3)		(47.3)		(52.6)
Capital and Financial Account (net)		89.1		29.4		71.3		99.7		111.9
Overall Balance (Change in Reserves)		87.5		3.0		46.7		49.1		58.6
Total Official Reserves		180.3		193.8		238.5		288.6		352.0
Public Finance
Financial Surplus (Deficit) as % of GDP(9)		(2.8)%		(2.0)%		(3.3)%		(2.5)%		(2.6)%
Primary Surplus (Deficit) as % of GDP(10)		3.3%		3.4%		2.0%		2.7%		3.1%
Federal Public Debt (in R$ billions)
Domestic Federal Public Debt (DFPD or DPMFi)	R$	1,224.87	R$	1,264.82	R$	1,398.42	R$	1,603.94	R$	1,783.06
External Federal Public Debt (EFPD or DPFe)	R$	108.88	R$	132.51	R$	98.97	R$	90.10	R$	83.29
Federal Public Debt as % of Nominal GDP		37.3%		37.1%		39.9%		42.0%		45.0%
Total Federal Public Debt (in R$ billions)(11)	R$	1,333.75	R$	1,397.34	R$	1,497.39	R$	1,694.04	R$	1,866.35
General Government Gross Debt (GGGD or DBGG) (in R$ billions)(12)	R$	1,542.85	R$	1,740.89	R$	1,973.42	R$	2,011.52	R$	2,243.60
DBGG as % of GDP		58.0%		57.4%		60.9%		53.4%		54.2%
Public Sector Net Debt (NPSD or DLSP) (in R$ billions)(13)(14)	R$	1,211.76	R$	1,168.24	R$	1,362.71	R$	1,475.82	R$	1,508.55
DLSP as % of GDP		45.5%		38.5%		42.1%		39.2%		36.4%

(1)	Converted into U.S. dollars based on the weighted average exchange rate for each year.
(2)	Calculated based upon constant average 2010 Brazilian reais.
(3)	Not adjusted for purchasing power parity.
(4)	Unemployment in the metropolitan areas of Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Salvador and Recife at the end of the relevant period.
(5)	The Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo, or “IPCA”) as reported by the National Bureau of Geography and Statistics (Fundação Instituto Brasileiro de Geografia e Estatística, or “IBGE”).
(6)	The General Price Index-Domestic Supply (Índice Geral de Preços-Disponibilidade Interna, or “IGP-DI”) is one indicator of inflation. While many inflation indicators are used in Brazil, the IGP-DI, calculated by the Getúlio Vargas Foundation, an independent research organization, is one of the most widely utilized indices.
(7)	Year-over-year percentage appreciation of the U.S. dollar against the Brazilian real (sell side).
(8)	Brazilian federal treasury securities deflated by the IGP-DI and adjusted at each month-end to denote real annual yield.
(9)	Financial results represent the difference between the consolidated public sector debt in one period and the consolidated public sector debt in the previous period, excluding the effects of the Government’s privatization program and the effect of exchange rate fluctuations on the debt levels between periods.
(10)	Primary results represent Government revenues less Government expenditures, excluding interest expenditures on public debt.
(11)	Total Federal Public Debt announced by the National Treasury Secretariat.
(12)	The General Government Gross Debt (GGGD) pertains to that of the federal, state and municipal governments, both with the private sector and the public financial sector. However, debts that are the responsibility of state-owned companies (at the three levels of government) are not covered by the GGGD category. Although the Central Bank is not an entity whose liabilities figure in this indicator, its open-market operations committed to the financial sector are classified as general government debt.
(13)	The Net Public Sector Debt (NPSD) refers to the total obligations of the non-financial public sector deducted from its financial assets held by non-financial private agents as well as public and private financial agents. For Brazil, unlike for many other countries, net debt includes Central Bank assets and liabilities including, among other items, international reserves (assets) and the monetary base (liabilities).
(14)	NPSD is the main indebtedness indicator used by the Brazilian government when making economic policy decisions and, as compared to GGGD, more adequately reflects the dynamics of public liabilities and the government’s fiscal efforts, which are shown by the consolidated primary balance at all levels. For example, in its fiscal reports, the federal government generally focuses on the NPSD/GDP ratio, and includes in its Budgetary Guidelines Law (LDO) an annual estimate of this indicator’s evolution for the current year and three subsequent years, based on its expectations about real interest rates, economic growth and primary surplus targets for the whole public sector.

Sources: IBGE; Getúlio Vargas Foundation; Central Bank of Brazil; National Treasury Secretariat

Recent Political Developments

President Rousseff was elected President of Brazil on October 3, 2010 and took office on January 1, 2011, replacing former president Luiz Inácio Lula da Silva. President Rousseff is a member of the Workers’ Party (Partido dos Trabalhadores, or “PT”). During the October 2010 elections, 513 federal deputies and 54 of 81 senators were elected, taking office on February 1, 2011. Following the October 2010 elections, the coalition of political parties supporting President Rousseff obtained 59% (304/513) of the seats in the Chamber of Deputies and 62% (50/81) of the seats in the Senate. As of April 4, 2012, 64% (326/513) of the seats in the Chamber of Deputies and of and 70% (57/81) of the seats in the Senate are held by parties that support President Rousseff.

On February 1, 2011, Senator José Sarney and Representative Marco Maia, both allied to President Rousseff, were elected presidents of the Senate and of the Chamber of Deputies, respectively. On March 6, 2012, the Senate rejected President Rousseff’s appointment of Bernardo Figueiredo to head the National Agency of Land Transportation (ANTT). This led President Rousseff to replace two congressional leaders, Senator Romero Jucá (PMDB) and Representative Cândido Vaccarezza (PT), in their roles as organizers of coalition votes in their respective chambers. Although there is tension within President Rousseff’s coalition of political parties, President Rousseff still has the support of the majority of Congress.

Law No. 12,618, dated April 30, 2012 reformed Brazil’s civil servants pension system. Pursuant to the new legislation, which seeks to reduce gradually the Republic’s social security system deficit, the maximum amount of an individual pension granted to a federal-government servant now equals the maximum limit applicable to a pension granted to a private-sector worker (currently R$3,916.20 a month). In order to receive pension benefits above the maximum limit, public servants with salaries above such limit may make additional contributions to their retirement plans. In such cases, the Government will match the public servant’s contribution, up to a maximum of 8.5% of the amount by which the public servant’s salary exceeds the pension limit. Public servants whose salaries are below the maximum limit will also be allowed to make additional contributions, but the Government will not match additional contributions in such cases.

On May 4, 2012, Provisional Measure 567/2012 became effective, changing the interest rate calculation methodology applicable to new deposits made into savings accounts in Brazil. The methodology applicable to existing deposits will remain unchanged. Under the new rules, interest paid in connection with new deposits made into savings accounts generally will be variable and adjusted based on the target Selic rate set by the Brazilian Central Bank Monetary Policy Committee (COPOM). When the target Selic rate set by COPOM is at or below 8.5%, interest payable for new savings account deposits will be TR (reference rate) plus 70% of the target Selic rate. However, when the target Selic rate is set above 8.5% per year, interest payable on new savings account deposits will be TR plus 6.17% per year. The new rules are designed to ensure that the yield on a savings account, a virtually risk-free type of investment, remains consistently below the yields on fixed income funds and time deposits, even at low Selic rates, thus preventing large transfers from these types of investments to savings accounts.

Gross Domestic Product

Brazil’s GDP increased 2.7% in 2011 relative to the previous year. The agricultural and industrial sectors increased by 3.9% and 1.6%, respectively, in 2011, relative to the previous year, whereas the services sector increased by 2.7%. Gross Fixed Capital Formation (investments in manufacturing plants, machinery and capital equipment) increased by 4.7% in 2011 relative to 2010. Household consumption rose by 4.1% in 2011 relative to 2010.

The latest data released from Quarterly National Accounts showed that, in the seasonally-adjusted series, GDP increased 0.3% in the fourth quarter of 2011, compared with the third quarter. In the same series and for the same periods, the agricultural sector had the best performance, with an increase of 0.9%, while the industrial sector decreased 0.5% and the service sector increased 0.6%.

From the fourth quarter of 2010 through the fourth quarter of 2011, the Value Added at Basic Prices rose 1.2% and taxes on products less subsidies grew 2.0%. With respect to internal demand, gross formation of fixed capital increased 2.0% in the fourth quarter of 2011 relative to the fourth quarter of 2010. At the same time, household consumption expenditure grew by 2.1%, followed by general government consumption expenditure, which rose 1.3%.

On March 26, 2012, Brazil’s Finance Ministry extended the Industrialized Products Tax (Imposto Sobre Produtos Industrializados – IPI) exemption applicable to certain home appliances for three months and cut the IPI for four consumer products, including furniture. The tax breaks were adopted to expand and strengthen the economy and family consumption. They will cost the government R$498 million in lost revenue.

On April 3, 2012, the Government announced new measures to encourage investment and to protect Brazil’s national economy. As part of its package, the Government will eliminate R$7.2 billion in payroll taxes through 2013 for employers operating in industries harmed by surges of imports into Brazil. To offset revenue lost as a result of the reduced payroll tax, the Government will impose a new tax on certain businesses operating in Brazil’s manufacturing and service sectors, with the tax rate ranging from 1% to 2% depending on the industry. Government-backed trade financing for 2012 will also be expanded from R$1.2 billion to R$3.1 billion. In addition, the package includes tax incentives designed to attract investment in Brazil’s car industry. These tax incentives will be implemented from 2013 to 2017. The Republic’s development bank, BNDES, will also expand its subsidized lending with support from the National Treasury in the amount of R$45 billion.

Employment

For 2011, the group of six metropolitan areas surveyed by IBGE’s Monthly Employment Survey (São Paulo, Rio de Janeiro, Belo Horizonte, Recife, Salvador and Porto Alegre) had an estimated average unemployment rate of 6.0%. In March 2012, the surveyed unemployment rate increased to 6.2%, from 5.7% in February 2012.

Prices

The National Extended Consumer Price Index (IPCA) rose 4.5% in 2007, 5.9% in 2008, 4.3% in 2009, 5.9% in 2010 and 6.5% in 2011. In April 2012, the IPCA rose 0.64%, for a cumulative increase of 5.1% for the trailing 12 month period, compared to an IPCA increase of 5.24% for the trailing 12 month period ending in March. The accumulated inflation rate (as measured by IPCA) for the first quarter of 2012 stood at 1.2%.

The inflation rate (as measured by IGP-DI) rose 7.9% in 2007 and 9.1% in 2008, decreased 1.4% in 2009, and increased 11.3% in 2010 and 5.0% in 2011. In April 2012, the IGP-DI rose 1.02%, compared to 0.56% in March 2012. As of April 30, 2012, the IGP-DI for the trailing 12 month period was 3.86% and the cumulative rate for 2012 is 1.95%.

Monetary Policy

In its last meeting, held on April 17 and 18, 2012, the COPOM cut the Selic interest rate by 75 basis points, from 9.75% to 9%. It was the sixth consecutive cut. In making its decision, COPOM noted the limited risk that Brazil’s current inflation trend will change. COPOM also noted that, because of the fragility of the global economy, the external sector’s contribution has been disinflationary recently.

Foreign Exchange

The Brazilian real-U.S. dollar exchange rate (sell side), as published by the Central Bank, was R$1.6662 to U.S.$1.00 on December 31, 2010, R$1.8758 to U.S.$1.00 on December 30, 2011 and R$1.9581 to U.S.$1.00 on May 10, 2012.

Through Decree No. 7,632 of December 1, 2011, the Government implemented a change to the Financial Transactions Tax (IOF), allowing it to tax derivatives transactions by foreign investors. Although the Government has the power to levy this tax, the IOF tax rate on derivatives has been set to zero since the decree was enacted. Through Decrees No. 7,683 of February 29, 2012 and No. 7,698 of March 9, 2012, the Government implemented additional changes to the IOF as a part of its efforts to counteract appreciation of the real. Specifically, the IOF tax was expanded to tax, at a 6% rate, currency exchange transactions in connection with the entry into Brazil of amounts originated from loans and/or securities contracted and/or issued abroad with an average term of equal to or less than 1,800 days.

Balance of Payments; Foreign Trade; International Reserves

In 2011, Brazil registered a trade surplus of approximately U.S.$29.8 billion, compared to a trade surplus of approximately U.S.$20.1 billion in 2010. Exports in 2011 totaled U.S.$256 billion, a 26.8% increase over 2010, while imports totaled U.S.$226.2 billion, a 24.5% increase over 2010. Despite the trade surplus, the current account registered a deficit of approximately U.S.$52.6 billion in 2011, compared to a deficit of approximately U.S.$47.3 billion in 2010. The current account deficit has been offset by inflow trough the capital-financial account, leading to a balance of payments surplus of approximately U.S.$58.6 billion in 2011, compared to a surplus of approximately U.S.$49.1 billion in 2010.

The current account deficit accumulated over the 12-month period ending March 31, 2012 was approximately U.S.$49.8 billion, compared to an accumulated deficit of approximately U.S.$50.1 billion over the previous 12 months through March 31, 2011. As of March 31, 2012, the services and income account accumulated over the previous 12 months showed a deficit of U.S.$81.7 billion and the current unilateral transfers account accumulated over the previous 12 months showed a surplus of U.S.$2.8 billion. The balance of payments surplus accumulated over the previous 12 months was approximately U.S.$43.4 billion through March 31, 2012, compared to an accumulated surplus of approximately U.S.$70.6 billion through March 31, 2011.

As of March 31, 2012, the trade surplus accumulated over the previous 12 months was approximately U.S.$29.1 billion versus an accumulated 12 month trade surplus of approximately U.S.$22.4 billion recorded through March 31, 2011. Exports accumulated over the previous 12 months totaled U.S.$259.9 billion through March 31, 2012, a 21.5% increase from the U.S.$213.9 billion recorded in the 12 months ended March 31, 2011. Imports accumulated over the previous 12 months totaled U.S.$230.8 billion through March 31, 2012, a 20.5% increase from the U.S.$191.5 billion recorded through March 31, 2011.

Brazil’s international reserves (which include gold and foreign exchange holdings) totaled U.S.$288.6 billion on December 31, 2010, and U.S.$352.0 billion on December 30, 2011. On May 10, 2012, Brazil’s international reserves totaled U.S.$374.2 billion.

Foreign Investment

Net foreign direct investment totaled approximately U.S.$66.7 billion during 2011, compared with approximately U.S.$48.5 billion in 2010.

As of March 31, 2012, the net foreign direct investment accumulated over the previous 12 months was approximately U.S.$64.1 billion compared to approximately U.S.$60.5 billion accumulated in the 12-month period ended March 31, 2011.

On March 21, 2012, criminal charges were filed against the oil company Chevron and drill-rig operator Transocean concerning a November 2011 oil spill in the Atlantic Ocean off the coast of the state of Rio de Janeiro. Brazilian authorities ordered certain officers of these companies, some of whom were not citizens of Brazil, to surrender their passports and remain in Brazil pending the criminal investigation. The impact of these events on future foreign investments in the Brazilian oil business is unclear.

Fiscal Policy

According to the Budget Directives Law No. 12,465, dated August 12, 2011, the consolidated public sector primary balance target for 2012 was set at a R$139.8 billion surplus, an amount that may be reduced by up to R$40.6 billion of expenses from the Growth Acceleration Plan (Plano de Aceleração do Crescimento, or “PAC”).

On January 19, 2012, President Rousseff signed the Annual Budget Law No. 12,595, or LOA (Lei Orçamentária Anual), for 2012. The primary balance target was set at a R$139.8 billion surplus, an amount that may be reduced by up to R$25.6 billion of PAC expenses. However, the Government has no current plans to exercise this surplus reduction.

On February 15, 2012, the Government announced a R$55 billion reduction in budget spending in 2012 as part of an annual fiscal exercise designed to limit inflation and signal the Government’s commitment to austerity. The spending reduction is expected to allow the Government to achieve its primary balance target without sacrificing public investment. On March 20, 2012, this amount was increased by R$369 million.

On April 13, 2012, the federal Government sent Congress a draft of the 2013 Budget Guideline Law. According to the draft, the Government projects a 7.3% increase in the minimum wage, which automatically increases under current law to adjust for inflation and rises in GDP, from R$622 to R$667.75 in 2013. This minimum wage increase is projected to result in an additional R$17.2 billion of Social Security costs. The draft also anticipates the continuance of certain programs that the Government has identified as priorities. These programs include the “Brazil Without Poverty” (Plano Brasil Sem Miséria) program and the “Growth Acceleration Program” (Programa de Aceleração do Crescimento), the latter of which also includes the “My House, My Life” (Minha Casa, Minha Vida) program. The projected nominal primary balance target set forth in the draft is R$155.9 billion (around 3.1 of projected GDP) for 2013. The Government also projects a reduction in Brazil’s public sector net debt, which stood at 60.4% of GDP in 2002 and is expected to fall to 27.4% of GDP by 2015. The macroeconomic assumptions used to prepare the draft set the accumulated inflation rate at 4.5% for each of the years 2013, 2014 and 2015. The projected SELIC interest rate is expected to reach 9% in 2013, 8.5% in 2014 and 8% in 2015. The Government projects GDP growth of 4.5% for 2012 and 5.5% for 2013.

Public Finance

In 2011, Brazil’s consolidated public sector primary surplus was R$128.7 billion (3.1% of GDP), compared to R$101.7 billion (2.7% of GDP) in 2010. In March 2012, the public sector registered a primary surplus of R$10.4 billion, compared to R$13.6 billion registered in March 2011. For the 12-month period ended March 31, 2012, the accumulated surplus was R$135.4 billion (3.2% of GDP).

The consolidated public sector nominal deficit in 2011 was R$108 billion (2.6% of GDP), compared with the R$93.7 billion (2.5% of GDP) consolidated public sector nominal deficit in 2010. The nominal result registered a deficit of R$10.6 billion in March 2012. For the 12-month cumulative data to March 31, 2012, the deficit was R$101.3 billion (2.4% of GDP).

Brazil’s accumulated social security deficit in 2011 totaled R$36.5 billion, 22.3% lower than in 2010 when the deficit was R$47.0 billion.

The deficit in the social security system increased R$1.8 billion in March 2012, a decrease of 46.4% in real terms compared with the same month in 2011.

Petrobrás, the state-controlled oil company that had historically accounted for approximately 0.5% of the primary surplus of the federal budget in nominal terms, was removed from the calculation of the primary surplus beginning in 2009. Eletrobrás, the state-controlled electricity holding company that historically had accounted for approximately 0.2% of the primary surplus of the federal budget in nominal terms, was also removed from the calculation of the primary surplus beginning in 2010. The IMF publication Government Finance Statistics 2001 suggests that federal state-owned companies not be included in the fiscal accounts of the public sector.

Public Debt

In March 2012, the Brazilian National Treasury released the Annual Public Debt Report 2011 and the Annual Borrowing Plan 2012. The Annual Public Debt Report 2011 presents the main federal public debt (FPD) results and achievements over the past year, based on the objectives, guidelines and targets defined by the Annual Borrowing Plan 2011. The document also describes the evolution of the macroeconomic environment, the National Treasury institutional achievements and the Treasury Direct (internet based retail sales program) outcomes.

Brazil’s net public sector debt as of December 31, 2011 stood at R$1,508.5 billion (36.4% of GDP), compared to R$1,475.8 billion (or 39.1% of GDP) as of December 31, 2010. Brazil’s General Government Gross Debt (GGGD or DBGG) totaled R$2,243.6 billion (54.2% of GDP) as of December 31, 2011, compared to R$2,011.5 billion (53.4% of GDP) as of December 31, 2010. On March 31, 2012, Brazil’s net public sector debt stood at R$1,538.17 billion (36.6% of GDP), and Brazil’s GGGD stood at R$2,366.67 billion (56.3% of GDP).

Brazil’s federal public debt stood at R$1,866.4 billion as of December 31, 2011, compared with R$1,694.0 billion on December 31, 2010. On March 31, 2012, Brazil’s domestic federal public debt (DFPD or DPMFi) totaled approximately R$1,775.90 billion, compared to R$1,611.51 billion on March 31, 2011. Brazil’s external federal public debt (EFPD or DPFe) stood at R$80 billion on March 31, 2012, compared to R$83.5 billion on March 31, 2011. The federal floating rate (Selic rate) debt decreased to R$488.8 billion (26.3% of FPD) on March 31, 2012, from R$548.2 billion (32.3% of FPD) on March 31, 2011, while fixed rate debt increased to R$700.9 (37.8% of FPD) on March 31, 2012, from R$585.8 billion (34.6% of FPD) on March 31, 2011.

The average maturity of Brazil’s federal public debt was 3.27 years in December 2007, 3.50 years in December 2008, 3.53 years in December 2009, 3.51 years in December 2010 and 3.62 years in December 2011. In March 2012, the average maturity of Brazil’s federal public debt was 3.83 years. Approximately R$449.7 billion, or 24.2% of the total federal public debt outstanding as of March 31, 2012, is scheduled to mature on or before March 2013. During 2008, 2009, 2010 and 2011, the National Treasury continued to buy back its outstanding external debt bonds as part of its continuing EFPD Buyback Program that started in January 2007. The Buyback Program’s main goal is to improve Brazil’s sovereign yield curve through repurchases of Brazil’s external bonds in the secondary market. Since January 2007, the repurchases have amounted to U.S.$13.3 billion in principal amount.

On April 4, 2011, Fitch Ratings upgraded Brazil’s foreign and local currency Issuer Default Ratings (IDRs) to “BBB” from “BBB-” with a stable outlook and its Country Ceiling to “BBB+” from “BBB”. On October 25, 2011, Fitch Ratings affirmed its investment grade rating of “BBB” with a stable outlook on Brazil’s foreign and local currency IDRs. On June 20, 2011, Moody’s Investors Service lifted Brazil a notch further into investment grade status to “Baa2” from “Baa3” and retained its positive outlook. On November 17, 2011, Standard & Poor’s Ratings Services raised its long-term foreign currency sovereign rating on the Federative Republic of Brazil to ‘BBB’ from ‘BBB-’ and the long-term local currency rating to ‘A-’ from ‘BBB+’. At the same time, S&P affirmed its short-term ratings on the country, at foreign currency ‘A-3’ and local currency ‘A-2’. The outlook on the long-term ratings is stable. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Brazil’s current credit ratings and the rating outlooks currently assigned to Brazil are dependent upon economic conditions and other factors affecting credit risk that are outside the control of Brazil. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. We disclose these ratings because, though we have no control over ratings, they are important to our ability to obtain the financing that we need on terms that are favorable to us. A decision by a rating agency to downgrade our credit rating may have an adverse impact on our ability to access funding and increase our borrowing costs, while an upgrade in our rating may improve our access to funding and reduce our borrowing costs.

On January 19, 2012, the National Treasury issued securities with a present value of approximately R$10 billion in favor of BNDES, as the final tranche of a R$55 billion program to provide funds to BNDES and support long-term corporate investments. Further actions of this kind would require additional approval by the Congress.

In February 2012, the National Treasury Secretariat performed certain securities exchange operations with Extramercado Funds to adjust their portfolio to what was defined by the Resolution CMN no. 4,034, dated November 30, 2011. As a result of these operations, approximately R$61.2 billion in securities linked to the Selic overnight rate were redeemed (an amount equivalent to 11% of the outstanding of LFT securities held by the market), being exchanged for fixed rate securities (LTN and NTN-F) and securities linked to the consumer price index (NTN-B).

Brazil has completed the following offerings since December 31, 2010:

•	an offering of U.S.$550,000,000 aggregate principal amount of its 4.875% Global Bonds due 2021 on July 14, 2011;

•	an offering of U.S.$1,100,000,000 aggregate principal amount of its 5.625% Global Bonds due 2041 on November 10, 2011;

•	an offering of U.S.$825,000,000 aggregate principal amount of its 4.875% Global Bonds due 2021 on January 6, 2012; and

•	an offering of R$3,150,000,000 aggregate principal amount of its 8.50% Global BRL Bonds due 2024 on April 27, 2012.